UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

HIGHER ONE HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42983D104000
(CUSIP Number)

Mark Volchek, Higher One Holdings, Inc., 115 Munson Street, New Haven, Connecticut 06511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104000	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS

Mark Volchek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,618,709

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,618,709

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,618,709

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

12	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock of Higher One Holdings, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are 115 Munson Street, New Haven, Connecticut, 06511.

Item 2.	Identity and Background.

This Statement is being filed pursuant to Rule 13d-1 under the Exchange Act, by the person listed below (the “Reporting Person”).

(a) The name of the Reporting Person is Mark Volchek.

(b) Mr. Volchek’s business address is 115 Munson Street, New Haven, Connecticut, 06511.

(c) Mr. Volchek is Chief Executive Officer of Higher One Holdings, Inc., located at the address indicated in clause (b) above.

(d) Mr. Volchek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years Mr. Volchek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Volchek is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to November 16, 2013, Mr. Volchek beneficially owned an aggregate of 2,595,260 shares of the Company. Mr. Volchek acquired these shares through purchases with personal funds and the receipt of shares upon exercise of stock options, vesting of restricted stock and the holding of vested but unexercised stock options awarded as compensation from the Company.

On November 16, 2013, solely as a result of the Company’s repurchase of outstanding shares of common stock, Mr. Volchek’s beneficial ownership of shares of the Company’s common stock exceeded 5%.

The number of shares of the Company’s common stock beneficially owned by the Reporting Person in this Statement is as of the date of filing of this Statement unless otherwise indicated.

Item 4.	Purpose of Transaction.

Mr. Volchek’s beneficial ownership of shares of the Company’s common stock exceeded 5% on November 16, 2013 due solely to the Company’s repurchase of outstanding shares of its common stock.  Mr. Volchek, in his capacity as beneficial owner of shares of common stock (as opposed to his capacity as an officer and director of the Company), does not currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Volchek, in his capacity as beneficial owner of shares of common stock, may develop or consider such specific plans or proposals in the future. We remind investors and other readers that this document addresses Mr. Volchek in his capacity as a stockholder and should not be read as disclosure about the intentions, purposes or plans of the Company, of which Mr. Volchek is both an officer and a director. Investors and other readers are directed to the filings by the Company with the Securities and Exchange Commission for disclosure about the Company.

Item 5.	Interest in Securities of the Issuer.

(a), (b) As of May 3, 2013, Mr. Volchek beneficially owns 2,618,709 shares, representing 5.5% of the outstanding common stock of Higher One Holdings, Inc. These shares include 1,985,243 shares of common stock held directly by Mr. Volchek and 633,466 shares that Mr. Volchek may acquire beneficial ownership of within 60 days of this report by exercising stock options granted to him pursuant to the Company’s 2010 Equity Incentive Plan (as defined in Item 6 below). Mr. Volchek has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, all of these shares.

(c) There were no transactions in common stock effected by Mr. Volchek in the 60 days prior to the date of this Statement.

(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Volchek has received equity-based compensation from the Company in the form of stock options and restricted stock pursuant to the Higher One Holdings, Inc. 2010 Equity Incentive Plan (the “2010 Equity Incentive Plan”) and the Higher One Inc. 2000 Stock Incentive Plan (the “2000 Stock Plan”). The terms of the 2010 Equity Incentive Plan and the 2000 Stock Plan are incorporated by reference as exhibits hereto.

Item 7.	Material to be Filed as Exhibits.

(a) Higher One Holdings, Inc. 2010 Equity Incentive Plan (filed as Exhibit 10.22 to the Company’s Form S-1/A filed with the SEC on May 6, 2010) and incorporated by reference herein.

(b) Higher One Inc. 2000 Stock Incentive Plan (filed as Exhibit 10.17 to the Company’s Form S-1/A filed with the SEC on May 6, 2010) and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2013

By:	/s/ Mark Volchek
Name:	Mark Volchek